Filed by Great Plains Energy Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Westar Energy, Inc.

Commission File No. 1-3523

MEDIA CONTACT:

KCP&L 24-hour Media Hotline

(816) 392-9455

FOR IMMEDIATE RELEASE

KCP&L FILES RATE INCREASE REQUEST WITH

MISSOURI PUBLIC SERVICE COMMISSION

KANSAS CITY, Mo. (July 1, 2016) — KCP&L, a subsidiary of Great Plains Energy Incorporated (NYSE: GXP), today filed a request with the Missouri Public Service Commission to increase base rates for electric service for some of its Missouri customers. The Company is requesting a 7.5% rate increase. If approved, the increase would result in an average residential customer* paying approximately $9 more each month. We have requested a 10 month process in our filing. Until recently, the rate request process has taken approximately 11 months in Missouri, so any resulting rate changes would be expected to take effect in April or May 2017.

This rate increase request does not impact all Missouri customers served by KCP&L. To better understand the areas impacted by this rate increase request, please visit www.kcpl.com/servicearea.

The proposed price increase is needed to recover money spent upgrading the company’s infrastructure, adding regional transmission lines, and complying with environmental and cybersecurity mandates.

“Our customers depend on KCP&L to deliver electricity to their homes and businesses each day,” said Terry Bassham, President and CEO of Great Plains Energy and KCP&L. “KCP&L has one of the most reliable electrical grids in the country, and continuing that track record and quality requires investment in systems, infrastructure and equipment upgrades.”

KCP&L is recommending that the requested increase be spread equally across all customer classes and all components of customers’ bills, including the Customer Charge. The Customer Charge is a fixed monthly charge that includes the cost to provide service to each customer’s home or business, including equipment, administrative systems and other items. Additionally, the Company has asked the Commission to continue reflecting fuel and purchased power increases and decreases in the Fuel Adjustment Clause** (FAC) on customer bills. KCP&L’s FAC in Missouri gets reset in each rate request proceeding. In this case, it will result in a 3.3% increase in the line on the bill reflecting a customer’s energy usage and a corresponding decrease to the FAC line item on their bill.

KCP&L customers receive reduced electric rates when KCP&L sells electricity to other utilities across the country. Over the last year, low natural gas prices and decreased demand have significantly decreased the price and amount of electricity KCP&L is able to sell outside of its service territory, which has reduced this benefit to customers.

Customer Assistance

“Our employees work hard to manage our costs to keep our rates competitive,” said Bassham. “However, we have to make additional investment in our system that isn’t covered in the current price our customers pay for electricity. We do understand that price increases can be difficult, as a result, we offer programs and assistance for those customers that need help.”

Some of the helpful resources include:

•	KCP&L offers its Connections programs and bill payment assistance programs specifically offered to customers who need help paying their electricity bills. Check out our billing and payment options online or contact KCP&L at 816-471-5275 to discuss payment options available to you.
•	KCP&L’s Economic Relief Pilot Program offers up to a $65 monthly bill credit to qualifying Missouri customers. KCP&L partners with the Salvation Army to administer the program and customers should contact the Salvation Army at 1-877-566-2769, Ext.1 to find out if they qualify for the bill credit.
•	Local United Way offices can also connect customers with available community resources and utility financial assistance. Contact the United Way of Greater Kansas City at 2-1-1 or 1-866-320-5764.
•	There is federal assistance available to help customers pay their energy bills. In Missouri, customers may contact the Missouri Low Income Home Energy Assistance Program (LIHEAP) at 855-373-4636.

Ongoing Investments

Great Plains Energy recently announced its intent to acquire Westar Energy, the largest investor-owned utility in Kansas. If all required regulatory and shareholder approvals are obtained, once the transaction is complete in 2017, Great Plains Energy would have more than 1.5 million customers in Kansas and Missouri, nearly 13,000 megawatts of generation capacity, almost 10,000 miles of transmission lines and over 51,000 miles of distribution lines. In addition, more than 45 percent of the combined utility’s retail customer demand could be met with emission-free energy. The requested rate increase is not related to this pending acquisition. KCP&L expects all customers in Missouri and Kansas will benefit from this transaction, as the anticipated savings created from combining the two companies are expected to result in smaller rate increases over time.

KCP&L also has a separate and distinct rate increase request that is being considered for its KCP&L Greater Missouri Operations Company (GMO) customers. Similarly, that request seeks to recover investments made to comply with environmental mandates, add regional transmission lines, upgrade infrastructure and systems and continuation of GMO’s FAC.

For more information on this rate increase request, visit www.kcpl.com/MORates.

* An average residential customer is defined as using 1020 kWh per month in the summer and 690 kWh per month in the winter.

** The fuel adjustment clause (FAC) is a way for KCP&L to collect costs associated with fuel, and purchased power that are best recovered in smaller, more gradual amounts. To increase transparency the FAC is a separate line item on customers’ bills.

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About Great Plains Energy:

Headquartered in Kansas City, Mo., Great Plains Energy Incorporated (NYSE: GXP) is the holding company of Kansas City Power & Light Company and KCP&L Greater Missouri Operations Company, two of the leading regulated providers of electricity in the Midwest. Kansas City Power & Light Company and KCP&L Greater Missouri Operations Company use KCP&L as a brand name. More information about the companies is available on the Internet at: www.greatplainsenergy.com or www.kcpl.com.

Forward-Looking Statements

Statements made in this release that are not based on historical facts are forward-looking, may involve risks and uncertainties, and are intended to be as of the date when made. Forward-looking statements include, but are not limited to, statements relating to Great Plains Energy’s proposed acquisition of Westar, shareholder and regulatory approvals, the completion of the proposed transactions, benefits of the proposed transactions, and anticipated future financial measures and operating performance and results, including estimates for growth and other matters affecting future operations. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Great Plains Energy and KCP&L are providing a number of important factors that could cause actual results to differ materially from the provided forward-looking information. These important factors include: the risk that Great Plains Energy or Westar may be unable to obtain shareholder approvals for the proposed transactions or that Great Plains Energy or Westar may be unable to obtain governmental and regulatory approvals required for the proposed transactions, or that required governmental and regulatory approvals or agreements with other parties interested therein may delay the proposed transactions or may be subject to or impose adverse conditions or costs; the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transactions or could otherwise cause the failure of the proposed transactions to close; risks relating to the potential decline in the Great Plains Energy share price resulting in an increase in the exchange ratio of Great Plains Energy shares offered to Westar shareholders in accordance with the transaction agreement and resulting in reduced value of the proposed transactions to Great Plains Energy shareholders; the risk that a condition to the closing of the proposed transactions or the committed debt or equity financing may not be satisfied; the failure to obtain, or to obtain on favorable terms, any equity, debt or equity-linked financing necessary to complete or permanently finance the proposed transactions and the costs of such financing; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the proposed transactions; the receipt of an unsolicited offer from another party to acquire assets or capital stock of Great Plains Energy or Westar that could interfere with the proposed transactions; the timing to consummate the proposed transactions; the costs incurred to consummate the proposed transactions; the possibility that the expected value creation from the proposed transactions will not be realized, or will not be realized within the expected time period; the credit ratings of the companies following the proposed transactions; disruption from the proposed transactions making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the proposed transactions; future economic conditions in regional, national and international markets and their effects on sales, prices and costs; prices and availability of electricity in regional and national wholesale markets; market perception of the energy industry, Great Plains Energy and KCP&L changes in business strategy, operations or development plans; the outcome of contract negotiations for goods and services; effects of current or proposed state and federal legislative and regulatory actions or developments, including, but not limited to, deregulation, re-regulation and restructuring of the electric utility industry; decisions of regulators regarding rates the Companies can charge for electricity; adverse changes in applicable laws, regulations, rules, principles or practices governing tax, accounting and environmental matters including, but not limited to, air and water quality; financial market conditions and performance including, but not limited to, changes in interest rates and credit spreads and in availability and cost of capital, derivatives and hedges and the effects on nuclear decommissioning trust and pension plan assets and costs; impairments of long-lived assets or goodwill; credit ratings; inflation rates; effectiveness of risk management policies and procedures and the ability of counterparties to satisfy their contractual commitments; impact of terrorist acts, including but not limited to cyber terrorism; ability to carry out marketing and sales plans; weather conditions including, but not limited to, weather-related damage and their effects on sales, prices and costs; cost, availability, quality and deliverability of fuel; the inherent uncertainties in estimating the effects of weather, economic conditions and other factors on customer consumption and financial results; ability to achieve generation goals and the occurrence and duration of planned and unplanned generation outages; delays in the anticipated in-service dates and cost increases of generation, transmission, distribution or other projects; Great Plains Energy’s ability to successfully manage transmission joint ventures or to integrate the transmission joint ventures of Westar; the inherent risks associated with the ownership and operation of a nuclear facility including, but not limited to, environmental, health, safety, regulatory and financial risks; workforce risks, including, but not limited to, increased costs of retirement, health care and other benefits; and other risks and uncertainties.

This list of factors is not all-inclusive because it is not possible to predict all factors. Additional risks and uncertainties will be discussed in the joint proxy statement/prospectus and other materials that Great Plains Energy will file with the SEC in connection with the proposed transactions. Other risk factors are detailed from time to time in Great Plains Energy’s and

KCP&L’s quarterly reports on Form 10-Q and annual report on Form 10-K filed with the Securities and Exchange Commission. Each forward-looking statement speaks only as of the date of the particular statement. Great Plains Energy and KCP&L undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, Great Plains Energy will file a Registration Statement on Form S-4, that includes a joint proxy statement of Great Plains Energy and Westar, which also constitutes a prospectus of Great Plains Energy, as well as other materials. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, WESTAR AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (when available) and other documents that will be filed by Great Plains Energy and Westar with the SEC at http://www.sec.gov, the SEC’s website, or from Great Plains Energy’s website (http://www.greatplainsenergy.com) under the tab, “Investor Relations” and then under the heading “SEC Filings.” These documents will also be available free of charge from Westar’s website (http://www.westarenergy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in Proxy Solicitation

Great Plains Energy, Westar and their respective directors and certain of their executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from Great Plains Energy’s and Westar’s shareholders with respect to the proposed transaction. Information regarding the officers and directors of Great Plains Energy is included in its definitive proxy statement for its 2016 annual meeting filed with SEC on March 24, 2016. Information regarding the officers and directors of Westar is included in its definitive proxy statement for its 2016 annual meeting filed with the SEC on April 1, 2016. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and joint proxy statement/prospectus and other materials when they are filed with the SEC in connection with the proposed transaction.